EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated July 1, 2015 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 30, 2015

and as supplemented May 26, 2015

The following replaces the “Management Risk” bullet point of the “Principal Investment Risks” section for Ivy Funds VIP Micro Cap Growth:

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Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings. There can be no guarantee that its decisions will produce the desired results, and the Portfolio may not perform as well as other similar mutual funds.